SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

News Release
August 9, 2007 at 07.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso’s co-determination negotiations at Kemijärvi concluded

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that the co-determination negotiations that started in June at Stora Enso’s Kemijärvi Pulp Mill in Finland concerning temporary lay-offs of personnel due to shortage of wood have been concluded. The shortage of wood anticipated in the early autumn has been alleviated through increased domestic wood supply so the immediate need for lay-offs has been averted.

The outlook for the wood supply in Finland later in the autumn and winter remains uncertain at this point. This causes a risk of temporary lay-offs later in the year. Furthermore, increased wood costs are aggravating the operating environment.

For further information, please contact:

Kai Korhonen, SEVP, Packaging Boards, tel. +358 400 686 679

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel